Exhibit 16.1

September 22, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated September 22, 2021, of BJ’s Restaurants, Inc. and are in agreement with the statements contained in the third, fourth and fifth paragraphs on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Ernst & Young LLP